Exhibit 99 .1

As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended September 30, 2020			Three months ended September 30, 2019
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,800	–	1,800	1,728	–	1,728
Cost of sales		(1,499)	(3)	(1,502)	(1,430)	(5)	(1,435)
Gross profit		301	(3)	298	298	(5)	293
Sales, general and administration expenses		(85)	(8)	(93)	(80)	(28)	(108)
Intangible amortization		(59)	–	(59)	(59)	–	(59)
Operating profit		157	(11)	146	159	(33)	126
Net finance expense	6	(78)	–	(78)	(115)	(112)	(227)
Share of post-tax profit/(loss) in equity accounted joint venture	9	2	(4)	(2)	–	–	–
Profit/(loss) before tax		81	(15)	66	44	(145)	(101)
Income tax (charge)/credit		(24)	1	(23)	(13)	17	4
Profit/(loss) from continuing operations		57	(14)	43	31	(128)	(97)
Profit from discontinued operation, net of tax	15	–	–	–	70	(2)	68
Profit/(loss) for the period		57	(14)	43	101	(130)	(29)

Profit/(loss) attributable to:
Equity holders				43			(29)
Non-controlling interests				–			–
Profit/(loss) for the period				43			(29)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders	7			$0.18			$(0.12)

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders	7			$0.18			$(0.41)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Nine months ended September 30, 2020			Nine months ended September 30, 2019
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	5,028	–	5,028	5,079	–	5,079
Cost of sales		(4,230)	(5)	(4,235)	(4,248)	2	(4,246)
Gross profit		798	(5)	793	831	2	833
Sales, general and administration expenses		(258)	(14)	(272)	(234)	(42)	(276)
Intangible amortization		(175)	–	(175)	(176)	–	(176)
Operating profit		365	(19)	346	421	(40)	381
Net finance expense	6	(183)	(74)	(257)	(355)	(112)	(467)
Share of post-tax loss in equity accounted joint venture	9	(10)	(12)	(22)	–	–	–
Profit/(loss) before tax		172	(105)	67	66	(152)	(86)
Income tax (charge)/credit		(56)	29	(27)	(23)	28	5
Profit/(loss) from continuing operations		116	(76)	40	43	(124)	(81)
Profit from discontinued operation, net of tax	15	–	22	22	144	(10)	134
Profit for the period		116	(54)	62	187	(134)	53

Profit attributable to:
Equity holders				62			53
Non-controlling interests				–			–
Profit for the period				62			53

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.26			$0.22

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders	7			$0.17			$(0.34)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
	Note	$'m	$'m	$'m	$'m
Profit/(loss) for the period		43	(29)	62	53

Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(34)	48	(44)	62
		(34)	48	(44)	62
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(11)	24	(12)	66
-Movement out of reserve to income statement		27	(17)	25	(29)
-Movement in deferred tax		(6)	2	(4)	1
		10	9	9	38
Gain/(loss) recognized on cost of hedging:
-New fair value adjustments into reserve		4	–	(1)	(11)
-Movement out of reserve		–	(12)	–	(12)
		4	(12)	(1)	(23)

Share of other comprehensive income in equity accounted joint venture	9	3	–	15	–

Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	12	13	(88)	(149)	(171)
-Deferred tax movement on employee benefit obligations		(2)	25	44	46
		11	(63)	(105)	(125)

Share of other comprehensive expense in equity accounted joint venture	9	(1)	–	(2)	–

Total other comprehensive expense for the period		(7)	(18)	(128)	(48)

Total comprehensive income/(expense) for the period		36	(47)	(66)	5

Attributable to:
Equity holders		36	(47)	(66)	5
Non-controlling interests		–	–	–	–
Total comprehensive income/(expense) for the period		36	(47)	(66)	5

Attributable to:
Continuing operations		36	(60)	(88)	(59)
Discontinued operation		–	13	22	64
Total comprehensive income/(expense) for the period		36	(47)	(66)	5

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At September 30,	At December 31,
		2020	2019
	Note	$'m	$'m
Non-current assets
Intangible assets	8	2,758	2,884
Property, plant and equipment	8	2,736	2,677
Derivative financial instruments		27	4
Deferred tax assets		239	204
Investment in material joint venture	9	381	375
Other non-current assets		69	68
		6,210	6,212
Current assets
Inventories		933	964
Trade and other receivables		910	734
Contract assets		116	151
Derivative financial instruments		14	3
Cash and cash equivalents		1,230	614
		3,203	2,466
TOTAL ASSETS		9,413	8,678
Equity attributable to owners of the parent
Issued capital	10	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		170	165
Retained earnings		(2,330)	(2,181)
		(360)	(216)
Non-controlling interests		1	1
TOTAL EQUITY		(359)	(215)
Non-current liabilities
Borrowings	11	6,382	5,524
Lease obligations	11	270	291
Employee benefit obligations		859	716
Derivative financial instruments		48	44
Deferred tax liabilities		320	344
Provisions		43	29
		7,922	6,948
Current liabilities
Borrowings	11	20	22
Lease obligations	11	75	73
Interest payable		84	60
Derivative financial instruments		15	17
Trade and other payables		1,448	1,628
Income tax payable		125	97
Provisions		48	48
Dividend payable to shareholders	14	35	—
		1,850	1,945
TOTAL LIABILITIES		9,772	8,893
TOTAL EQUITY and LIABILITIES		9,413	8,678

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non-
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
At January 1, 2019	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the period	–	–	–	–	–	–	53	53	–	53
Other comprehensive income/(expense)	–	–	–	62	38	(23)	(125)	(48)	–	(48)
Hedging losses transferred to cost of inventory	–	–	–	–	12	–	–	12	–	12
Dividends (Note 14)	–	–	–	–	–	–	(99)	(99)	–	(99)
At September 30, 2019	23	1,292	485	148	(22)	8	(3,572)	(1,638)	1	(1,637)

At January 1, 2020	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)
Profit for the period	–	–	–	–	–	–	62	62	–	62
Other comprehensive (expense)/income	–	–	–	(41)	20	–	(107)	(128)	–	(128)
Hedging losses transferred to cost of inventory	–	–	–	–	26	–	–	26	–	26
Dividends (Note 14)	–	–	–	–	–	–	(104)	(104)	–	(104)
At September 30, 2020	23	1,292	485	124	35	11	(2,330)	(360)	1	(359)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	13	481	386	585	717
Interest paid		(30)	(120)	(187)	(328)
Income tax paid		(11)	(5)	(34)	(38)
Net cash generated from operating activities - continuing operations		440	261	364	351
Net cash generated from operating activities - discontinued operation(i)		–	139	–	159
Net cash generated from operating activities		440	400	364	510

Cash flows used in investing activities
Purchase of property, plant and equipment		(119)	(123)	(345)	(397)
Purchase of software and other intangibles		(3)	(2)	(8)	(8)
Proceeds from disposal of property, plant and equipment		–	1	1	1
Investing cash flows used in continuing operations		(122)	(124)	(352)	(404)
Proceeds from disposal of discontinued operation		–	–	32	–
Investing cash flows used in discontinued operation		–	(28)	–	(96)
Net cash used in investing activities		(122)	(152)	(320)	(500)

Cash flows from financing activities
Proceeds from borrowings		–	1,706	4,068	1,923
Repayment of borrowings		(502)	(1,652)	(3,255)	(1,652)
Early redemption premium paid		–	(90)	(61)	(90)
Deferred debt issue costs paid		(8)	(12)	(30)	(12)
Lease payments		(23)	(19)	(68)	(55)
Dividends paid	14	–	(33)	(69)	(99)
Consideration received on extinguishment of derivative financial instruments		–	23	–	9
Financing cash flows (used in)/from continuing operations		(533)	(77)	585	24
Financing cash flows from discontinued operation		–	15	–	–
Net cash (outflow)/inflow from financing activities		(533)	(62)	585	24

Net (decrease)/increase in cash and cash equivalents		(215)	186	629	34

Cash and cash equivalents at beginning of period		1,448	374	614	530
Foreign exchange losses on cash and cash equivalents		(3)	(20)	(13)	(24)
Cash and cash equivalents at end of period		1,230	540	1,230	540

(i) Operating cash flows from the discontinued operation for the three and nine months ended September 30, 2019, include interest and income tax payments of $3 million and $11 million, and $5 million and $16 million respectively.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of sustainable innovative, value-added rigid packaging solutions. The Group’s products include metal beverage cans and glass containers primarily for beverage and food markets. End-use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgments and estimates that are reasonable and prudent; and
-	prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three and nine months ended September 30, 2020 are outlined in note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Group S.A. (the “Board”) on October 21, 2020.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2020 and 2019, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial

Ardagh Group S.A.

statements and should be read in conjunction with the Annual Report for the year ended December 31, 2019 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2020 have been assessed by the Directors and as a result, no new standards or amendments to existing standards effective January 1, 2020 have had a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s operating and reportable segments, which are set out below, reflect the basis on which the Group’s performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

●	Metal Beverage Packaging Europe
●	Metal Beverage Packaging Americas
●	Glass Packaging Europe
●	Glass Packaging North America.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue and revenue with joint ventures is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Profit/(loss) from continuing operations	43	(97)	40	(81)
Income tax charge/(credit)	23	(4)	27	(5)
Net finance expense	78	227	257	467
Depreciation and amortization	173	161	509	485
Exceptional operating items	11	33	19	40
Share of post-tax loss in equity accounted joint venture	2	–	22	–
Adjusted EBITDA	330	320	874	906

Ardagh Group S.A.

Segment results for the three months ended September 30, 2020 and 2019 are:

	Revenue		Adjusted EBITDA
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	421	412	73	68
Metal Beverage Packaging Americas	478	464	78	67
Glass Packaging Europe	472	414	112	108
Glass Packaging North America	429	438	67	77
Group	1,800	1,728	330	320

Segment results for the nine months ended September 30, 2020 and 2019 are:

	Revenue		Adjusted EBITDA
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,201	1,215	197	209
Metal Beverage Packaging Americas	1,357	1,359	208	184
Glass Packaging Europe	1,224	1,218	277	292
Glass Packaging North America	1,246	1,287	192	221
Group	5,028	5,079	874	906

No customer accounted for greater than 10% of total revenue from continuing operations in the nine months ended September 30, 2020 (2019: none).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	419	1	1	421
Metal Beverage Packaging Americas	1	388	89	478
Glass Packaging Europe	451	2	19	472
Glass Packaging North America	1	427	1	429
Group	872	818	110	1,800

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	407	1	4	412
Metal Beverage Packaging Americas	–	379	85	464
Glass Packaging Europe	404	2	8	414
Glass Packaging North America	–	438	–	438
Group	811	820	97	1,728

Ardagh Group S.A.

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,192	2	7	1,201
Metal Beverage Packaging Americas	2	1,121	234	1,357
Glass Packaging Europe	1,169	9	46	1,224
Glass Packaging North America	2	1,243	1	1,246
Group	2,365	2,375	288	5,028

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,203	4	8	1,215
Metal Beverage Packaging Americas	2	1,075	282	1,359
Glass Packaging Europe	1,180	5	33	1,218
Glass Packaging North America	–	1,287	–	1,287
Group	2,385	2,371	323	5,079

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Over time	672	668	1,942	1,966
Point in time	1,128	1,060	3,086	3,113
Group	1,800	1,728	5,028	5,079

Ardagh Group S.A.

5.     Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Start-up related costs	2	4	4	8
Restructuring and other costs	1	–	1	7
Legal matter	–	–	–	15
Impairment	–	1	–	5
Past service credit	–	–	–	(37)
Exceptional items – cost of sales	3	5	5	(2)
Transaction-related and other costs	5	28	11	42
Restructuring and other costs	3	–	3	–
Exceptional items – SGA expenses	8	28	14	42
Debt refinancing and settlement costs	–	105	74	105
Loss on termination of derivative financial instruments	–	7	–	7
Exceptional items – finance expense	–	112	74	112
Share of exceptional items in material joint venture	4	–	12	–
Exceptional items from continuing operations	15	145	105	152
Exceptional income tax credit	(1)	(17)	(29)	(28)
Exceptional items from continuing operations, net of tax	14	128	76	124
Exceptional items from discontinued operation, net of tax	–	2	(22)	10
Total exceptional items, net of tax	14	130	54	134

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2020

Exceptional items of $54 million have been recognized in the nine months ended September 30, 2020, primarily comprising:

●	$4 million start-up related costs.
●	$4 million restructuring and other costs.
●	$11 million transaction-related and other costs.
●	$74 million debt refinancing and settlement costs related to the redemption of notes in May and June 2020 as described in note 11, including premium payable on the early redemption of the notes of $61 million, accelerated amortization of deferred finance costs and interest charges from the call date to date of redemption.
●	$12 million from the share of exceptional items in the Trivium joint venture.
●	$29 million from tax credits primarily relating to U.S. tax reform and debt refinancing and settlement costs incurred in the period.
●	$22 million credit in relation to the disposal of the Food & Specialty Metal Packaging business (“Food & Specialty”) including the finalization of the completion accounts process.

Ardagh Group S.A.

2019

Exceptional items of $134 million have been recognized in the nine months ended September 30, 2019 primarily comprising:

●	$20 million related to the Group’s capacity realignment programs, including restructuring costs ($7 million), property, plant and equipment impairment charges ($5 million) and start-up related costs ($8 million). These costs were incurred in Glass Packaging North America ($12 million), Glass Packaging Europe ($4 million), Metal Beverage Packaging Americas ($2 million) and Metal Beverage Packaging Europe ($2 million).
●	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
●	$15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter.
●	$42 million transaction-related costs, primarily comprising costs relating to the combination of Food & Specialty with the business of Exal Corporation (“Exal”).
●	$112 million debt refinancing and settlement costs related to the notes repaid in August 2019, including premium payable on the early redemption of the notes of $90 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.
●	$28 million from tax credits primarily related to debt refinancing and settlement costs, in addition to the provision for a court award and related interest in respect of the Group’s U.S glass business legal matter.
●	$10 million related to exceptional items from the discontinued operation.

6.     Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Senior Secured and Senior Notes	69	98	189	298
Other interest expense	12	13	33	34
Interest expense	81	111	222	332
Net pension interest costs	3	4	11	13
Foreign currency translation (gains)/losses	(6)	4	(38)	8
Losses/(gains) on derivative financial instruments	1	(3)	(8)	4
Other finance income	(1)	(1)	(4)	(2)
Finance expense before exceptional items	78	115	183	355
Exceptional finance expense (Note 5)	–	112	74	112
Net finance expense	78	227	257	467

Ardagh Group S.A.

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Profit/(loss) attributable to equity holders	43	(29)	62	53
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.4	236.4
Earnings/(loss) per share	$0.18	$(0.12)	$0.26	$0.22

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Profit/(loss) from continuing operations attributable to equity holders	43	(97)	40	(81)
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.4	236.4
Earnings/(loss) per share from continuing operations	$0.18	$(0.41)	$0.17	$(0.34)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

Please refer to note 10 for details of transactions involving ordinary shares for the nine months ended September 30, 2020.

See note 15 for basic and diluted earnings per share from the discontinued operation in 2020 and 2019.

Ardagh Group S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2020	2,884	2,677
Additions	7	370
Disposals	–	(1)
Charge for the period	(175)	(334)
Foreign exchange	42	24
Net book value at September 30, 2020	2,758	2,736

At September 30, 2020, the carrying amount of goodwill included within intangible assets was $1,650 million (December 31, 2019: $1,624 million).

At September 30, 2020, the carrying amount of the right-of-use assets included within property, plant and equipment was $300 million (December 31, 2019: $315 million).

The Group recognized a depreciation charge of $334 million in the nine months ended September 30, 2020 (2019: $309 million), of which $65 million (2019: $52 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment existed at the reporting date, or subsequently to the date that the unaudited consolidated interim financial statements were approved for issue by the board of directors, including assessing whether any cash-generating units (“CGU”) had experienced or are expected to experience prolonged cessation of operations or had suffered or are expected to suffer either a prolonged decline in demand or prices and profitability as a result of COVID-19. In addition, management assessed the likely impact of potential reduced economic activity in the markets in which the Group operates. The results of this assessment are that management concluded goodwill is fully recoverable as at September 30, 2020.

9.     Investment in material joint venture

Investment in material joint venture is comprised of the Group’s approximate 42% investment in Trivium Packaging B.V. incorporated in the Netherlands, with corporate offices in Amsterdam. The remaining approximate 58% is held by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”). As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for under the equity method. The shareholders of Trivium have entered into a Shareholders Agreement, dated October 31, 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters.

Ardagh Group S.A.

The following tables provide aggregated financial information for Trivium as it relates to the amounts recognized in the income statement, statement of comprehensive income and statement of financial position.

	Three months ended September 30,	Nine months ended September 30,
	2020	2020
	$'m	$'m
Loss for the period	(2)	(22)
Other comprehensive income	2	13
Total comprehensive expense	—	(9)

	At September 30,	At December 31,
	2020	2019
	$'m	$'m
Investment in joint venture	381	375

The reconciliation of summarized financial information presented to the carrying amount of the Group’s interest in Trivium is set out below.

2020
$'m
Group's interest in net assets of joint venture - January 1, 2020	375
Share of total comprehensive expense	(9)
Foreign exchange	15
Carrying amount of interest in joint venture - September 30, 2020	381

In respect of the Group’s equity accounted investment in Trivium, management has considered the carrying amount of the investment and concluded that it is fully recoverable as at September 30, 2020.

During the nine months ended September 30, 2020, Trivium management has updated the provisional fair values and useful lives for property, plant and equipment and intangible assets acquired upon formation of Trivium on October 31, 2019, resulting in measurement period adjustments that require recognition by Ardagh. As a result, the reported share of post-tax loss in equity accounted joint venture for the nine months ended September 30, 2020, includes adjustments for the two months ended December 31, 2019 related to depreciation and amortization, net of tax, arising from the revised fair values and useful lives determined for property, plant and equipment and intangible assets acquired. The impacts of these adjustments, on the reported share of post-tax loss in equity accounted joint venture is $5 million for the nine months, ended September 30, 2020.

The Group is party to a Mutual Services Agreement (“MSA”) with Trivium, pursuant to which the Group and Trivium provide services to each other. The services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D and certain IT services. The MSA provides for the sharing of certain facilities leased by the Group in connection with the provision of services, with appropriate segregation in place between the Group’s entities, on the one hand, and Trivium, on the other hand.

The Group recognized income of $4 million and $15 million in respect of the MSA in the three and nine months ended September 30, 2020 respectively (September 30, 2019: $nil and $nil).

Ardagh Group S.A.

At September 30, 2020, the Group had balances outstanding with Trivium reflected within trade and other receivables of $2 million (December 31, 2019: $40 million) and trade and other payables of $1 million (December 31, 2019: $9 million).

In May 2020, the Group, as lender, entered into a credit facility (the “Trivium Credit Facility”) with Trivium, as borrower. The amount under the Trivium Credit Facility is $57 million, which steps down to $36 million on December 15, 2020. The Trivium Credit Facility matures on April 30, 2021, with an option to extend to October 31, 2021. At September 30, 2020, the amount outstanding under the Trivium Credit Facility was $nil.

10.	Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value €0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2019	18.66	217.70	236.36	23
Share issuance	–	–	–	–
At September 30, 2020	18.66	217.70	236.36	23

There were no material share transactions in the nine months ended September 30, 2020.

11.Financial assets and liabilities

At September 30, 2020 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	514	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	925	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	826	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	513	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	660	07-Dec-22	Revolving	–	–	660
Lease obligations	Various	–	–	Amortizing	–	345	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing	–	20	1
Total borrowings / undrawn facilities						6,858	661
Deferred debt issue costs and bond discounts and bond premium						(111)	–
Net borrowings / undrawn facilities						6,747	661
Cash and cash equivalents						(1,230)	1,230
Derivative financial instruments used to hedge foreign currency and interest rate risk						30	–
Net debt / available liquidity						5,547	1,891

Ardagh Group S.A.

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

The fair value of the Group’s total borrowings excluding lease obligations at September 30, 2020 is $6,551 million (December 31, 2019: $5,774 million).

At December 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–	–	Amortizing	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

Maturity profile

The maturity profile of the Group’s Senior Secured Notes and Senior Notes is as follows:

	At September 30,	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	–	–
Between one and three years	–	695
Between three and five years	1,526	832
Greater than five years	4,967	4,029
Total Senior Secured Notes and Senior Notes	6,493	5,556

Ardagh Group S.A.

The maturity profile of the Group’s net borrowings is as follows:

	At September 30,	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	95	95
Between one and three years	109	802
Between three and five years	1,589	900
Greater than five years	5,065	4,145
Total borrowings	6,858	5,942
Deferred debt issue costs and bond discounts and bond premium	(111)	(32)
Net borrowings	6,747	5,910

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a springing fixed charge coverage ratio covenant. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

Financing activity

2020

On April 8, 2020, the Group issued $500 million 5.250% Senior Secured Notes due 2025 and on April 9, 2020, the Group issued $200 million add-on 5.250% Senior Secured Notes due 2025. Net proceeds from the issuance of the notes were used to redeem in full a $300 million term loan credit facility on April 8, 2020 and for general corporate purposes.

On June 2, 2020, the Group issued $1,000 million 5.250% Senior Notes due 2027. The notes are non-fungible mirror notes to the $800 million 5.250% Senior Notes due 2027, issued in August, 2019. The net proceeds from the issuance of the notes were used to repurchase, by means of a tender and consent offer, approximately $900 million of the $1,700 million 6.000% Senior Notes due 2025, together with applicable redemption premium and accrued interest.

On June 4, 2020, the Group issued $715 million add-on 4.125% Senior Secured Notes due 2026. The notes are an add-on to the $500 million 4.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the $695 million 4.250% Senior Secured Notes due 2022, together with applicable redemption premium and accrued interest.

On June 10, 2020, the Group issued €790 million 2.125% Senior Secured Notes due 2026. The notes are non-fungible mirror notes to the 2.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the €741 million 2.750% Senior Secured Notes due 2024, together with applicable redemption premium and accrued interest.

Lease obligations at September 30, 2020, of $345 million primarily reflect $49 million of new leases and offset by $68 million of principal repayments in the nine months ended September 30, 2020.

During the third quarter the Group repaid in full the drawings on our Global Asset Based Loan Facility. At September 30, 2020 the Group had $660 million available under the Global Asset Based Loan Facility.

Ardagh Group S.A.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net liability position at September 30, 2020 of $30 million (December 31, 2019: $32 million net liability).

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and other borrowings – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.
(iii)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

12.   Employee benefit obligations

Employee benefit obligations at September 30, 2020 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement gain of $13 million and a loss of $149 million (2019: loss of $88 million and loss of $171 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and nine months ended September 30, 2020 respectively.

The re-measurement gain of $13 million recognized for the three months ended September 30, 2020 consisted of an increase in asset valuations of $20 million (2019 increase: $45 million), partly offset by an increase in the obligations of $7 million (2019 increase: $133 million).

The re-measurement loss of $149 million recognized for the nine months ended September 30, 2020 consisted of a decrease in the asset valuations of $3 million (2019 increase: $210 million) and an increase in obligations of $146 million (2019 increase: $381 million).

13.   Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Profit/(loss) from continuing operations	43	(97)	40	(81)
Income tax charge/(credit)	23	(4)	27	(5)
Net finance expense	78	227	257	467
Depreciation and amortization	173	161	509	485
Exceptional operating items	11	33	19	40
Share of post-tax loss in equity accounted joint venture	2	–	22	–
Movement in working capital	162	78	(210)	(152)
Transaction-related, start-up and other exceptional costs paid	(9)	(11)	(76)	(28)
Exceptional restructuring paid	(2)	(1)	(3)	(9)
Cash generated from continuing operations	481	386	585	717

Ardagh Group S.A.

14.   Dividends

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend for 2020: $0.14 per share (2019: $0.14 per share)	–	–	(33)	(33)
Interim dividend for 2020: $0.15 per share (2019: $0.14 per share)	–	–	(36)	(33)
Interim dividend for 2019: $0.14 per share	–	(33)	–	(33)
	–	(33)	(69)	(99)
Cash dividends on common shares declared, not paid:
Interim dividend for 2020: $0.15 per share	(35)	–	(35)	–
	(35)	(33)	(104)	(99)

On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on April 1, 2020 to shareholders of record on March 18, 2020.

On April 22, 2020, the Company declared a cash dividend of $0.15 per common share. The dividend of $36 million was paid on June 17, 2020 to shareholders of record on June 3, 2020.

On July 22, 2020, the Board declared a cash dividend of $0.15 per common share, payable on October 1, 2020 to the shareholders of record on September 17, 2020.

15. Discontinued operation

On October 31, 2019, the Group completed the combination of Food & Specialty with the business of Exal to form Trivium. Therefore, in accordance with IFRS 5, Food & Specialty was classified and reported as a discontinued operation in the three and nine months ended September 30, 2019.

Results of discontinued operation

Basic and diluted earnings per share from discontinued operation 2020

	Three months ended September 30,	Nine months ended September 30,
	2020	2020
	$'m	$'m
(Loss)/profit from discontinued operation attributable to equity holders	–	22
Weighted average number of common shares for EPS (millions)	236.4	236.4
(Loss)/earnings per share from discontinued operation	–	$0.09

As indicated in note 5, during the nine months ended September 30, 2020, the Group recognized a credit of $22 million primarily as a result of a gain arising from the remeasurement of the consideration for the disposal of Food & Specialty.

Ardagh Group S.A.

Results, basic and diluted earnings per share from discontinued operation 2019

	Three months ended September 30,	Nine months ended September 30,
	2019	2019
	$'m	$'m
Revenue	649	1,786
Expenses	(555)	(1,597)
Profit before tax	94	189
Income tax charge	(26)	(55)
Profit from discontinued operation	68	134

Total comprehensive income from discontinued operation
Attributable to equity holders	13	64

Basic and diluted earnings per share from discontinued operation	$0.29	$0.56

16.   Related party transactions

With the exception of the transactions in note 9 ‘Investment in material joint venture’ and note 15 ‘Discontinued operation’, there have been no transactions in the nine months ended September 30, 2020 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

17.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the operation of installations for manufacturing of container glass;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

Ardagh Group S.A.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision or indemnification liability has been recognized.

With the exception of the above legal matter, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December. Demand for beverage products within our Glass Packaging business is similarly strongest during the summer and during periods of warm weather, as well as the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

19. Other information

COVID-19

The outbreak of the COVID-19 pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways. This has included an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture. It may also adversely affect our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also impact our cost of borrowing.

The ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue, which will, in turn, depend on the duration of the COVID-19 pandemic, the impact of governmental and other regulations in response to the pandemic and the resulting effect on macroeconomic activity and consumer behavior.

Ardagh Group S.A.

During the three months ended September 30, 2020 the gradual relaxation of governmental measures to prevent the spread of the virus including lockdowns imposed earlier in the year, and in place for most of the second quarter, showed early signs of a recovery in “on-premise” consumption. In the quarter, this resulted in a sequential improvement in customer demand for our Glass packaging products which had experienced reductions in customer demand and therefore revenue as a direct consequence of the various global lockdowns and the related impact to “on-premise” sales during the second quarter. During the three months ended September 30, 2020, incremental COVID-19 related costs, including safety and cleaning costs, continued to be incurred throughout the Group.

Our response to the COVID-19 pandemic across our business operations can be summarized as follows:

Business Continuity

We are a leading supplier of consumer packaging solutions, comprising metal beverage cans and glass containers, primarily for the beverage and food end markets in Europe, North America and Brazil. In the markets we operate in, Ardagh is an essential provider of packaging to the beverage and food supply chain. Our people are deemed “Essential Critical Infrastructure Workers” under the guidance of the U.S. Department of Homeland Security, as are our customers. Where other governments issued guidance, we received equivalent designations in all other countries where we operate. We will continue to manage our capacity in response to the evolution of demand.

Employee health and safety

The health and safety of our 16,000 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of the crisis. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response.

Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organization. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including temperature screening and increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

Available liquidity

The Group’s long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past and in recent months.

The Group generates substantial cash flow from our operations on an annual basis. At the outset of the pandemic as a precautionary measure in response to the increased macroeconomic uncertainty related to COVID-19, we increased our cash on hand, by drawing on our Global Asset Based Loan facility. As outlined in note 11, cash and cash equivalents was increased further during the second quarter and the Group also enhanced its capital structure by refinancing certain debt obligations, resulting in the Group having no Senior Secured Notes or Senior Notes maturing before 2025.

Ardagh Group S.A.

During the third quarter the Group repaid in full the drawings on our Global Asset Based Loan Facility. The Group had $1,230 million in cash and cash equivalents and restricted cash as of September 30, 2020, as well as available but undrawn liquidity of $661 million under its credit facilities.

Going concern

At the date that the unaudited consolidated interim financial statements were approved for issue by the board of directors, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these unaudited consolidated interim financial statements have been prepared on a going concern basis.

In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, October 31, 2021. In particular, the Board has considered the impact of COVID-19 and measures to prevent its spread being imposed by Governments in the countries in which the Group, its suppliers and its customers operate as previously referred to.

In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities. The Board has developed a number of adverse scenarios to reflect potential COVID-19 impacts on the Group’s liquidity. These informed the Board’s judgment that it is appropriate to prepare the unaudited consolidated interim financial statements using the going concern basis.

Customer credit risk

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors and regularly monitoring the utilization of credit limits. The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Management’s assessment includes consideration of adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, which may also provide a basis for an increase in the level of provision above historic loss experience.

Management does not expect any significant counterparty to fail to meet its obligations and there is no recent history of default with customers. Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer-related bad debts are rare and there is no significant concentration of risk associated with particular customers.

20.   Events after the reporting period

On October 21, 2020, the Board declared a cash dividend of $0.15 per common share, payable on December 16, 2020 to shareholders of record on December 2, 2020.

Ardagh Group S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020  including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for Metal Beverage Packaging and Glass Packaging are: (i) global economic trends and end-consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, steel, cullet, sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

The outbreak of the COVID-19 pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways. This has included an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture. It may also adversely affect our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also impact our cost of borrowing.

The ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic, the impact of governmental and other regulations in response to the pandemic and the resulting effect on macroeconomic activity and consumer behavior.

During the three months ended September 30, 2020 the gradual relaxation of governmental measures to prevent the spread of the virus including lockdowns imposed earlier in the year, and in place for most of the second quarter, showed early signs of a recovery in “on-premise” consumption. In the quarter, this resulted in a sequential improvement in customer demand for our Glass packaging products which had experienced reductions in customer demand and therefore revenue as a direct consequence of the various global lockdowns and the related impact to “on-premise” sales during the second quarter. During the three months ended September 30, 2020, incremental COVID-19 related costs, including safety and cleaning costs, continued to be incurred throughout the Group.

Metal Beverage Packaging

Metal Beverage Packaging generates its revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Ardagh Group S.A.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability issues. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

Metal Beverage Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of Metal Beverage Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Beverage Packaging’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our Metal Beverage Packaging business.

Glass Packaging

Glass Packaging generates its revenue principally from selling glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, fruit and vegetable harvests, industry trends in packaging, including marketing decisions, governmental regulations and the impact of environmental regulations, as well as changes in consumer sentiment including a greater awareness of sustainability issues.

In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. Recent years have also seen an increase in the imports of empty glass containers into the United States. In response, the Group reduced production capacity in its Glass Packaging North America division by over 10%, combined between 2018 and 2019. In addition, the Group is pursuing growth opportunities in stronger performing end-markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end-markets. Investments in advanced inspection equipment and automation have also been undertaken, and continue to be undertaken, in order to enhance quality and productivity.

Beverage sales within our Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volumes of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

Results of operations

Three months ended September 30, 2020 compared with three months ended September 30, 2019:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2020	2019
Revenue	1,800	1,728
Cost of sales	(1,502)	(1,435)
Gross profit	298	293
Sales, general and administration expenses	(93)	(108)
Intangible amortization	(59)	(59)
Operating profit	146	126
Net finance expense	(78)	(227)
Share of post-tax loss in equity accounted joint venture	(2)	–
Profit/(loss) before tax	66	(101)
Income tax (charge)/credit	(23)	4
Profit/(loss) from continuing operations	43	(97)
Profit from discontinued operation	–	68
Profit/(loss) for the period	43	(29)

Revenue

Revenue in the three months ended September 30, 2020 increased by $72 million, to $1,800 million, compared with $1,728 million in the three months ended September 30, 2019. The increase in revenue is primarily driven by favorable foreign currency translation effects of $32 million and favorable volume/mix effects, partly offset by the pass through to customers of lower input costs.

Cost of sales

Cost of sales in the three months ended September 30, 2020 increased by $67 million, or 5%, to $1,502 million, compared with $1,435 million in the three months ended September 30, 2019. The increase in cost of sales is principally due to unfavorable foreign currency translation effects and the favorable volume/mix effects above, partly offset by lower input costs and lower exceptional cost of sales which decreased by $2 million. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended September 30, 2020 increased by $5 million, or 2%, to $298 million, compared with $293 million in the three months ended September 30, 2019. Gross profit percentage in the three months ended September 30, 2020 decreased by 40 basis points to 16.6%, compared with 17.0% in the three months ended September 30, 2019.  Excluding exceptional cost of sales, gross profit percentage in the three months ended September 30, 2020 decreased by 50 basis points to 16.7% compared with 17.2% in the three months ended September 30, 2019. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Group S.A.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended September 30, 2020 decreased by $15 million, or 14%, to $93 million, compared with $108 million in the three months ended September 30, 2019. Excluding exceptional items, sales, general and administration expenses increased by $5 million. Exceptional sales, general and administration expenses decreased by $20 million, due to lower transaction-related and other costs.

Intangible amortization

Intangible amortization of $59 million in the three months ended September 30, 2020 is in line with the three months ended September 30, 2019.

Operating profit

Operating profit in the three months ended September 30, 2020 increased by $20 million, or 16%, compared with the three months ended September 30, 2019, due to higher gross profit, as outlined above and lower sales, general and administration expenses.

Net finance expense

Net finance expense for the three months ended September 30, 2020 decreased by $149 million, or 66%, to $78 million compared with $227 million for the three months ended September 30, 2019. Net finance expense for the three months ended September 30, 2020 and 2019 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2020	2019
Interest expense	81	111
Net pension interest costs	3	4
Foreign currency translation (gains)/losses	(6)	4
Losses/(gains) on derivative financial instruments	1	(3)
Other finance income	(1)	(1)
Finance expense before exceptional items	78	115
Exceptional finance expense	–	112
Net finance expense	78	227

Interest expense decreased by $30 million to $81 million in the three months ended September 30, 2020 compared with $111 million in the three months ended September 30, 2019. The decrease primarily relates to lower interest expense on the Group’s Senior Secured Notes and Senior Notes, which were reduced in 2019 using proceeds from the disposal of Food & Specialty.

Foreign currency translation gains in the three months ended September 30, 2020 increased by $10 million, to $6 million, compared with a loss of $4 million in the three months ended September 30, 2019, driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Losses on derivative financial instruments of $1 million in the three months ended September 30, 2020 increased by $4 million, compared to a gain of $3 million in the three months ended September 30, 2019. The loss is related to the Group’s CCIRS.

Ardagh Group S.A.

Exceptional finance expense for the three months ended September 30, 2019 of $112 million primarily related to notes repaid including premium payable on the early redemption of the notes, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.

Share of post–tax loss in equity accounted joint venture

The Group recognized a $2 million share of post-tax loss in its equity accounted joint venture, relating to its approximate 42% investment in Trivium. Please refer to note 9 of these unaudited consolidated interim financial statements.

Income tax (charge)/credit

Income tax charge in the three months ended September 30, 2020 was $23 million, a movement of $27 million from an income tax credit of $4 million in the three months ended September 30, 2019. The movement of $27 million in the income tax charge is primarily due to a decrease in exceptional tax credits of $16 million mainly attributable to exceptional finance expense in the three months ended September 30, 2019. In addition, there is also an increase in the pre-exceptional income tax charge of $11 million in the three months ended September 30, 2020, which is attributable to an increase in profit before exceptional items and share of post-tax loss in equity accounted joint venture in the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

The effective income tax rate on profit before exceptional items and share of post-tax loss in equity accounted joint venture for the three months ended September 30, 2020 was 30%, consistent with the three months ended September 30, 2019.

Profit/(loss) from continuing operations

As a result of the items described above, the Group recognized a profit of $43 million for the three months ended September 30, 2020, compared with a loss of $97 million in the three months ended September 30, 2019.

Ardagh Group S.A.

Nine months ended September 30, 2020 compared with nine months ended September 30, 2019:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2020	2019
Revenue	5,028	5,079
Cost of sales	(4,235)	(4,246)
Gross profit	793	833
Sales, general and administration expenses	(272)	(276)
Intangible amortization	(175)	(176)
Operating profit	346	381
Net finance expense	(257)	(467)
Share of post-tax loss in equity accounted joint venture	(22)	—
Profit/(loss) before tax	67	(86)
Income tax (charge)/credit	(27)	5
Profit/(loss) from continuing operations	40	(81)
Profit from discontinued operation	22	134
Profit for the period	62	53

Revenue

Revenue in the nine months ended September 30, 2020 decreased by $51 million, to $5,028 million, compared with $5,079 million in the nine months ended September 30, 2019. The decrease in revenue is primarily driven by unfavorable foreign currency translation effects of $13 million and the pass through to customers of lower input costs, partly offset by favorable volume/mix effects.

Cost of sales

Cost of sales in the nine months ended September 30, 2020 decreased by $11 million, to $4,235 million, compared with $4,246 million in the nine months ended September 30, 2019. The decrease in cost of sales is principally due to lower input costs and favorable foreign currency translation effects, partly offset by $7 million higher exceptional cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the nine months ended September 30, 2020 decreased by $40 million, or 5%, to $793 million, compared with $833 million in the nine months ended September 30, 2019. Gross profit percentage in the nine months ended September 30, 2020 decreased by 60 basis points to 15.8%, compared with 16.4% in the nine months ended September 30, 2019. Excluding exceptional cost of sales, gross profit percentage in the nine months ended September 30, 2020 decreased by 50 basis points to 15.9% compared with 16.4% in the nine months ended September 30, 2019. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Group S.A.

Sales, general and administration expenses

Sales, general and administration expenses in the nine months ended September 30, 2020 decreased by $4 million, or 1%, to $272 million, compared with $276 million in the nine months ended September 30, 2019. Excluding exceptional items, sales, general and administration expenses increased by $24 million. Exceptional sales, general and administration expenses decreased by $28 million, due to lower transaction-related and other costs.

Intangible amortization

Intangible amortization of $175 million in the nine months ended September 30, 2020 decreased by $1 million, compared with $176 million in the nine months ended September 30, 2019.

Operating profit

Operating profit in the nine months ended September 30, 2020 decreased by $35 million, compared with the nine months ended September 30, 2019 as lower gross profit, as outlined above, was partly offset by lower sales, general and administration expenses and lower intangible amortization.

Net finance expense

Net finance expense for the nine months ended September 30, 2020 decreased by $210 million, or 45%, to $257 million compared with $467 million for the nine months ended September 30, 2019. Net finance expense for the nine months ended September 30, 2020 and 2019 comprised the following:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2020	2019
Interest expense	222	332
Net pension interest costs	11	13
Foreign currency translation (gains)/losses	(38)	8
(Gains)/losses on derivative financial instruments	(8)	4
Other finance income	(4)	(2)
Finance expense before exceptional items	183	355
Exceptional finance expense	74	112
Net finance expense	257	467

Interest expense decreased by $110 million to $222 million in the nine months ended September 30, 2020 compared with $332 million in the nine months ended September 30, 2019. The decrease primarily relates to lower interest expense on the Group’s Senior Secured Notes and Senior Notes, which were reduced in 2019 using proceeds from the disposal of Food & Specialty.

Foreign currency translation gains in the nine months ended September 30, 2020 increased by $46 million, to $38 million, compared with a loss of $8 million in the nine months ended September 30, 2019 driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Gains on derivative financial instruments in the nine months ended September 30, 2020 increased by $12 million, to $8 million, compared to a loss of  $4 million in the nine months ended September 30, 2019. The gain is related to the Group’s CCIRS.

Ardagh Group S.A.

Exceptional finance expense for the nine months ended September 30, 2020 of $74 million primarily related to costs associated with the debt refinancings and related redemption activities in the period, principally comprising early redemption premiums, accelerated amortization of deferred financing costs, and interest charges from the call date to date of redemption.

Share of post–tax loss in equity accounted joint venture

The Group recognized a $22 million share of post-tax loss in its equity accounted joint venture, relating to its approximate 42% investment in Trivium. Please refer to note 9 of these unaudited consolidated interim financial statements.

Income tax (charge)/credit

Income tax charge in the nine months ended September 30, 2020 was $27 million, a movement of $32 million from an income tax credit of $5 million in the nine months ended September 30, 2019. The movement of $32 million in the income tax charge is primarily due to an increase in the pre-exceptional income tax charge of $33 million in the nine months ended September 30, 2020, which is attributable to an increase in profit before exceptional items and share of post-tax loss in equity accounted joint venture in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase in the pre-exceptional income tax charge is partly offset by an increase in exceptional tax credits of $1 million in the nine months ended September 30, 2020, mainly relating to tax credits from recent U.S. tax reform.

The effective income tax rate on profit before exceptional items and share of post-tax loss in equity accounted joint venture for the nine months ended September 30, 2020 was 31%, compared with a rate of 35% for the nine months ended September 30, 2019. The decrease in the effective tax rate is primarily attributable to changes in profitability mix, in addition to the reduction in net finance expense.

Profit/(loss) from continuing operations

As a result of the items described above, the Group recognized a profit of $40 million for the nine months ended September 30, 2020, compared with a loss of $81 million in the nine months ended September 30, 2019.

Profit from discontinued operation

Profit from discontinued operation of $22 million in the nine months ended September 30, 2020 primarily relates to a gain arising from the remeasurement of the consideration for the disposal of Food & Specialty.

Ardagh Group S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see note 4 of the unaudited consolidated interim financial statements.

Adjusted EBITDA in continuing operations in the three months ended September 30, 2020 increased by $10 million, or 3%, to $330 million, compared with $320 million in the three months ended September 30, 2019.

Adjusted EBITDA in continuing operations in the nine months ended September 30, 2020 decreased by $32 million, or 4%, to $874 million, compared with $906 million in the nine months ended September 30, 2019.

Ardagh Group S.A.

Exceptional items

The following table provides detail on exceptional items from continuing operations included in cost of sales and sales, general and administration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Start-up related costs	2	4	4	8
Restructuring and other costs	1	–	1	7
Legal matter	–	–	–	15
Impairment	–	1	–	5
Past service credit	–	–	–	(37)
Exceptional items – cost of sales	3	5	5	(2)
Transaction-related and other costs	5	28	11	42
Restructuring and other costs	3	–	3	–
Exceptional items – SGA expenses	8	28	14	42
Debt refinancing and settlement costs	–	105	74	105
Loss on termination of derivative financial instruments	–	7	–	7
Exceptional items – finance expense	–	112	74	112
Share of exceptional items in material joint venture	4	–	12	–
Exceptional items from continuing operations	15	145	105	152
Exceptional income tax credit	(1)	(17)	(29)	(28)
Exceptional items from continuing operations, net of tax	14	128	76	124
Exceptional items from discontinued operation, net of tax	–	2	(22)	10
Total exceptional items, net of tax	14	130	54	134

Exceptional items of $54 million have been recognized in the nine months ended September 30, 2020, primarily comprising:

●	$4 million start-up related costs.
●	$4 million restructuring and other costs.
●	$11 million transaction-related and other costs.
●	$74 million debt refinancing and settlement costs related to the redemption of notes in May and June 2020 as described in note 11, including premium payable on the early redemption of the notes of $61 million, accelerated amortization of deferred finance costs and interest charges from the call date to date of redemption.
●	$12 million from the share of exceptional items in the Trivium joint venture.
●	$29 million from tax credits primarily relating to recent U.S. tax reform and debt refinancing and settlement costs incurred in the period.
●	$22 million credit in relation to the disposal of Food & Specialty including the finalization of the completion accounts process.

Exceptional items of $134 million have been recognized in the nine months ended September 30, 2019 primarily comprising:

●	$20 million related to the Group’s capacity realignment programs, including restructuring costs ($7 million), property, plant and equipment impairment charges ($5 million) and start-up related costs ($8 million). These costs

Ardagh Group S.A.

were incurred in Glass Packaging North America ($12 million), Glass Packaging Europe ($4 million), Metal Beverage Packaging Americas ($2 million) and Metal Beverage Packaging Europe ($2 million).
●	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
●	$15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter.
●	$42 million transaction-related costs, primarily comprising costs relating to the combination of Food & Specialty with the business of Exal.
●	$112 million debt refinancing and settlement costs related to the notes repaid in August including premium payable on the early redemption of the notes of $90 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.
●	$28 million from tax credits primarily related to the debt refinancing and settlement costs, in addition to the provision for a court award and related interest in respect of the Group’s U.S glass business legal matter.
●	$10 million related to exceptional items from discontinued operation.

Segment Information

Three months ended September 30, 2020 compared with three months ended September 30, 2019

Segment results for the three months ended September 30, 2020 and 2019 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2020	2019	2020	2019
Metal Beverage Packaging Europe	421	412	73	68
Metal Beverage Packaging Americas	478	464	78	67
Glass Packaging Europe	472	414	112	108
Glass Packaging North America	429	438	67	77
Group	1,800	1,728	330	320

Revenue

Metal Beverage Packaging Europe. Revenue increased by $9 million, or 2%, to $421 million in the three months ended September 30, 2020, compared with $412 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $15 million, revenue decreased by $6 million, with volume/mix growth of 1% offset by the pass through of lower metal costs.

Metal Beverage Packaging Americas. Revenue increased by $14 million, or 3%, to $478 million in the three months ended September 30, 2020, compared with $464 million in the three months ended September 30, 2019. The increase in revenue principally reflected favorable volume/mix effects of 6%, partly offset by the pass through of lower input costs.

Glass Packaging Europe. Revenue increased by $58 million, or 14%, to $472 million in the three months ended September 30, 2020, compared with $414 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $17 million, revenue increased by $41 million, or 10%, mainly due to favorable volume/mix effects of 8%, partly as a result of increased customer demand as the relaxation of COVID-19 restrictions showed early signs of translating to a recovery in “on-premise” consumption, in addition to selling price increases including related to the pass through of higher input costs.

Ardagh Group S.A.

Glass Packaging North America. Revenue decreased by $9 million, or 2%, to $429 million in the three months ended September 30, 2020, compared with $438 million in the three months ended September 30, 2019. The decrease in revenue reflected unfavorable volume/mix effects of 2%, including a continued impact of COVID-19 on demand.

Adjusted EBITDA

Metal Beverage Packaging Europe. Adjusted EBITDA increased by $5 million, or 7%, to $73 million in the three months ended September 30, 2020, compared with $68 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $3 million, Adjusted EBITDA increased by $2 million, principally due to favorable volume/mix effects, partly offset by increased operating costs.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $11 million, or 16%, to $78 million in the three months ended September 30, 2020, compared with $67 million in the three-month period ended September 30, 2019. The increase was mainly driven by favorable volume/mix effects, partly offset by higher operating costs.

Glass Packaging Europe. Adjusted EBITDA increased by $4 million, or 4%, to $112 million in the three months ended September 30, 2020, compared with $108 million in the three months ended September 30, 2019. Excluding favorable foreign currency translation effects of $5 million, Adjusted EBITDA was almost unchanged, as favorable volume/mix effects were offset by unfavorable fixed cost absorption as a result of lower production.

Glass Packaging North America. Adjusted EBITDA decreased by $10 million, or 13%, to $67 million in the three months ended September 30, 2020, compared with $77 million in the three months ended September 30, 2019. The decrease was mainly as a result of unfavorable volume/mix effects and higher operating and other costs.

Nine months ended September 30, 2020 compared with nine months ended September 30, 2019

Segment results for the nine months ended September 30, 2020 and 2019 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2020	2019	2020	2019
Metal Beverage Packaging Europe	1,201	1,215	197	209
Metal Beverage Packaging Americas	1,357	1,359	208	184
Glass Packaging Europe	1,224	1,218	277	292
Glass Packaging North America	1,246	1,287	192	221
Group	5,028	5,079	874	906

Revenue

Metal Beverage Packaging Europe. Revenue decreased by $14 million, or 1%, to $1,201 million in the nine months ended September 30, 2020, compared with $1,215 million in the nine months ended September 30, 2019. Excluding unfavorable foreign currency translation effects of $8 million, revenue was $6 million lower than prior year as the pass through of lower input costs was partly offset by favorable volume/mix effects of 1%.

Metal Beverage Packaging Americas. Revenue decreased by $2 million to $1,357 million in the nine months ended September 30, 2020, compared with $1,359 million in the nine months ended September 30, 2019. The decrease in revenue principally reflected the pass through of lower input costs, partly offset by favorable volume/mix effects of 4%.

Glass Packaging Europe. Revenue increased by $6 million to $1,224 million in the nine months ended September 30, 2020, compared with $1,218 million in the nine months ended September 30, 2019. Excluding unfavorable foreign

Ardagh Group S.A.

currency translation effects of $5 million, revenue increased by $11 million, or 1%, mainly driven by selling price increases including related to the pass through of higher input costs, partly offset by unfavorable volume/mix effects of 1%, primarily as a result of COVID-19 impacts on demand, principally in the second quarter.

Glass Packaging North America. Revenue decreased by $41 million, or 3%, to $1,246 million in the nine months ended September 30, 2020, compared with $1,287 million in the nine months ended September 30, 2019. The decrease in revenue primarily reflected unfavorable volume/mix effects of 3%, which includes the impact of COVID-19 on demand, principally in the second quarter.

Adjusted EBITDA

Metal Beverage Packaging Europe. Adjusted EBITDA decreased by $12 million, or 6%, to $197 million in the nine months ended September 30, 2020, compared with $209 million in the nine months ended September 30, 2019. Excluding unfavorable foreign currency translation effects of $1 million, Adjusted EBITDA decreased by $11 million, principally due to the impact of a prior year pension credit and increased operating costs.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $24 million, or 13%, to $208 million in the nine months ended September 30, 2020, compared with $184 million in the nine-month period ended September 30, 2019. The increase was mainly driven by favorable volume/mix effects and operating cost savings.

Glass Packaging Europe. Adjusted EBITDA decreased by $15 million, or 5%, to $277 million in the nine months ended September 30, 2020, compared with $292 million in the nine months ended September 30, 2019. The decrease primarily reflected unfavorable fixed cost absorption arising as a result of lower production and unfavorable volume/mix effects, partly offset by selling price increases, productivity gains and operating cost savings.

Glass Packaging North America. Adjusted EBITDA decreased by $29 million, or 13%, to $192 million in the nine months ended September 30, 2020, compared with $221 million in the nine months ended September 30, 2019. The decrease was principally due to unfavorable volume/mix effects and lower production resulting in unfavorable fixed cost absorption and increased other costs.

Ardagh Group S.A.

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Global Asset Based Loan Facility.

The following table outlines our principal financing arrangements as at September 30, 2020:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	514	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	925	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	826	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	513	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	660	07-Dec-22	Revolving	–	–	660
Lease obligations	Various	–	–	Amortizing	–	345	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing	–	20	1
Total borrowings / undrawn facilities						6,858	661
Deferred debt issue costs and bond discounts and bond premium						(111)	–
Net borrowings / undrawn facilities						6,747	661
Cash and cash equivalents						(1,230)	1,230
Derivative financial instruments used to hedge foreign currency and interest rate risk						30	–
Net debt / available liquidity						5,547	1,891

The Group enhanced its capital structure earlier in the year by refinancing certain debt obligations, resulting in the Group having no Senior Secured Notes or Senior Notes maturing before 2025. Please refer to note 11 of the unaudited consolidated interim financial statements for further detail.

Ardagh Group S.A.

The maturity profile of the Group’s Senior Secured Notes and Senior Notes is as follows:

	At September 30,	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	–	–
Between one and three years	–	695
Between three and five years	1,526	832
Greater than five years	4,967	4,029
Total Senior Secured Notes and Senior Notes	6,493	5,556

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending September 30, 2021, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	September 30, 2021
		(in millions)			(in $ millions)
Lease obligations	Various	–	–	Amortizing	75
Other borrowings/credit lines	Various	–	Rolling	Amortizing	20
Minimum net repayment					95

The Group generates substantial cash flow from its operations and had $1,230 million in cash and cash equivalents and restricted cash as of September 30, 2020, as well as available but undrawn liquidity of $661 million under its credit facilities.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments, which we may choose to pursue, from our current cash balances, credit facilities, cash flow from operating activities and where necessary, incremental debt.

The Group’s long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

Ardagh Group S.A.

Cash flows

The following table sets forth a summary of our cash flow for the nine months ended September 30, 2020 and 2019:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2020	2019
Operating profit from continuing operations	346	381
Depreciation and amortization	509	485
Exceptional operating items	19	40
Movement in working capital (1)	(210)	(152)
Transaction-related, start-up and other exceptional costs paid	(76)	(28)
Exceptional restructuring paid	(3)	(9)
Cash generated from continuing operations	585	717
Interest paid	(187)	(328)
Income tax paid	(34)	(38)
Net cash generated from operating activities - continuing operations	364	351
Net cash generated from operating activities - discontinued operation (2)	–	159
Net cash generated from operating activities	364	510

Capital expenditure (3)	(352)	(404)
Investing cash flows used in continuing operations	(352)	(404)
Proceeds from disposal of discontinued operation	32	–
Investing cash flows from discontinued operation	–	(96)
Net cash used in investing activities	(320)	(500)

Proceeds from borrowings	4,068	1,923
Repayment of borrowings	(3,255)	(1,652)
Early redemption premium paid	(61)	(90)
Deferred debt issue costs paid	(30)	(12)
Lease payments	(68)	(55)
Dividends paid	(69)	(99)
Consideration received on extinguishment of derivative financial instruments	–	9
Financing cash flows from continuing operations	585	24
Financing cash flows from discontinued operation	–	–
Net inflow from financing activities	585	24

Net increase in cash and cash equivalents	629	34

Cash and cash equivalents at beginning of period	614	530
Foreign exchange losses on cash and cash equivalents	(13)	(24)
Cash and cash equivalents at end of period	1,230	540

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Operating cash flows from the discontinued operation for the three and nine months ended September 30, 2019, include interest and income tax payments of $3 million and $11 million, and $5 million and $16 million respectively.
(3)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the nine months ended September 30, 2020 includes $133 million related to the Group’s Business Growth Investment projects.

Ardagh Group S.A.

Net cash generated from operating activities – continuing operations

Net cash generated from operating activities for the nine months ended September 30, 2020, of $364 million represents an increase of $13 million, compared with a $351 million net cash inflow from operating activities in the same period in 2019. The increase was due to lower interest and tax payments of $187 million and $34 million respectively and a decrease in exceptional restructuring costs paid of $6 million, partly offset by lower Adjusted EBITDA as outlined in the “Supplemental Management’s Discussion and Analysis – Key operating measures” section, an increase in working capital outflows of $58 million and an increase in transaction-related, start-up and other exceptional costs paid of $48 million.

Net cash used in investing activities – continuing operations

Net cash used in investing activities decreased by $52 million to $352 million in the nine months ended September 30, 2020, compared with $404 million in the same period in 2019 due to decreased capital expenditure primarily due to the timing of projects and furnace rebuilds.

Net inflow from financing activities – continuing operations

Net cash from financing activities represents an inflow of $585 million in the nine months ended September 30, 2020 compared with a $24 million inflow in the same period in 2019.

Proceeds from borrowings of $4,068 million and repayment of borrowings of $3,255 million principally reflects the effects of the refinancing activities during the nine months ended September 30, 2020, as described in note 11 of the unaudited consolidated interim financial statements.

Lease payments of $68 million in the nine months ended September 30, 2020, increased by $13 million compared to $55 million in the nine months ended September 30, 2019, reflecting increased principal repayments on the Group’s lease obligations.

On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on April 1, 2020 to shareholders of record on March 18, 2020. On April 22, 2020, the Company declared a cash dividend of $0.15 per common share. The dividend of $36 million was paid on June 17, 2020 to shareholders of record on June 3, 2020. In the nine months ended September 30, 2019 the Group paid dividends to shareholders of $99 million.

Working capital

For the nine months ended September 30, 2020, the working capital outflow during the period increased by $58 million to $210 million, from an outflow of $152 million for the nine months ended September 30, 2019. The increase is mainly due to unfavorable movements from trade and other payables and trade and other receivables, partly offset by favorable movements in inventory, compared with the same period in 2019.

Exceptional operating costs paid

Transaction-related, start-up and other exceptional costs paid in the nine months ended September 30, 2020 increased by $48 million to $76 million, compared with $28 million in the nine months ended September 30, 2019. In the nine months ended September 30, 2020 amounts paid primarily related to costs relating to the combination of Food & Specialty with the business of Exal to form Trivium.

Ardagh Group S.A.

Exceptional restructuring costs paid in the nine months ending September 30, 2020, of $3 million were $6 million lower compared with the nine month period ended September 30, 2019 as result of higher restructuring costs paid in Glass Packaging North America in the prior year.

Income tax paid

Income tax paid during the nine months ended September 30, 2020 was $34 million, which represents a decrease of $4 million, compared with the nine months period ended September 30, 2019. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure – continuing operations

	(in $ millions)
	Nine months ended September 30,
	2020	2019
Metal Beverage Packaging Europe	65	72
Metal Beverage Packaging Americas	112	87
Glass Packaging Europe	81	128
Glass Packaging North America	94	117
Net capital expenditure	352	404

Capital expenditure for the nine months ended September 30, 2020 decreased by $52 million to $352 million, compared with $404 million for the nine months ended September 30, 2019. The decrease was primarily attributable to the timing of projects and furnace rebuild and repair activity. Capital expenditure for the nine months ended September 30, 2020 includes $133 million related to the Group’s Business Growth Investment projects.

In Metal Beverage Packaging Europe, capital expenditure in the nine months ended September 30, 2020 was $65 million compared with $72 million in the same period in 2019 with the decrease primarily attributable to the timing of capital investment projects. In Metal Beverage Packaging Americas capital expenditure in the nine months ended September 30, 2020 was $112 million, compared with $87 million in the same period in 2019 with the increase primarily attributable to increased capital investment initiatives. In Glass Packaging Europe, capital expenditure was $81 million in the nine months ended September 30, 2020, compared with $128 million in the same period in 2019 with the decrease mainly attributable to the timing of furnace rebuild and repair activity. In Glass Packaging North America, capital expenditure was $94 million in the nine months ended September 30, 2020, compared with $117 million in the same period in 2019, reflecting the timing of furnace rebuild and repair activity.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $505 million were sold under these programs at September 30, 2020 (December 31, 2019: $473 million).

Trade Payables Processing

Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Group S.A.

Cautionary Statement Regarding Forward-Looking Statements

This report includes statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Group S.A.